Exhibit 99.2

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Form of Proxy – Annual General Meetings to be held on June 13, 2019 (the “Meetings”) This Form of Proxy is solicited by and on behalf of Management of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) Notes to proxy 1. Every holder (each a “Unitholder”) of stapled units (“Stapled Units”) of Granite REIT and Granite GP (each Stapled Unit consisting of one trust unit of Granite REIT (a “REIT Unit”) and one common share of Granite GP (a “GP Share”)) has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the Meetings or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the Unitholder. However, if such a direction is not made in respect of any matter, this proxy will be voted by the designated Management Nominee(s): FOR the Election of Trustees of Granite REIT as set out in the accompanying Circular; FOR the Election of Directors of Granite GP as set out in the accompanying Circular; FOR the Re-appointment of the Auditor of Granite REIT; and FOR the Re-appointment of the Auditor of Granite GP. 6. The securities represented by this proxy will be voted in favour or withheld from voting each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. 7. This proxy confers discretionary authority on the proxyholder to vote as the proxyholder see in respect of amendments or variations to matters identified in the joint Notice of Meetings or other matters that may properly come before the Meetings or any adjournment or postponement thereof. Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 10:00 am, Eastern Time, on June 11, 2019. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone CallthenumberlistedBELOWfromatouchtone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet Gotothefollowingwebsite: www.investorvote.com Smartphone? Scan the QR code to vote now. To Receive Documents Electronically Youcanenrolltoreceivefuturesecurityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 01I7TB

Appointment of Proxyholder TheundersignedUnitholderherebyappointsKevanGorrie,orfailingthis person, Ilias Konstantopoulos (the “Management Appointees”) OR Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. asproxyholderoftheundersigned,withfullpowerofsubstitution,inrespectofalltheREITUnitsandGPShares (forming Stapled Units) heldbytheundersigned,toattendat,andtoact andvoteonbehalfoftheundersignedinrespectofallmattersthatmay comebeforethejointAnnualGeneralMeetings(the”Meetings”)of theholdersofStapledUnits(consistingofREIT UnitsandGPShares)tobeheldattheVantageVenues,150KingStreetWest,27thFloor,Toronto,Ontario,CanadaonJune13,2019at10:00am (Torontotime)andatanyadjournmentor postponementthereof. Capitalized termsusedandnototherwisedefinedhereinshallhavethemeaningattributedtosuchtermsinthe managementinformationcircularofGraniteREITand GraniteGPdatedMay7,2019(the”Circular”). VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Trustees of Granite REIT For Withhold For Withhold For Withhold Fold 01. Peter Aghar 02. Remco Daal 03.KevanGorrie 04.FernGrodner 05. Kelly Marshall 06. Al Mawani 07.GeraldMiller 08. Sheila Murray 09.JenniferWarren 2. Election of Directors of Granite GP For Withhold For Withhold For Withhold 01. Peter Aghar 02. Remco Daal 03.KevanGorrie 04.FernGrodner 05. Kelly Marshall 06. Al Mawani 07.GeraldMiller 08. Sheila Murray 09.JenniferWarren For Withhold 3. Re-appointment of the Auditor of Granite REIT VoteFORorWITHHOLDfromvotingforthere-appointmentofDeloitteLLP,asauditorofGraniteREIT. Fold For Withhold 4. Re-appointment of the Auditor of Granite GP VoteFORorWITHHOLDfromvotingforthere-appointmentofDeloitteLLP,asauditorofGraniteGPandauthorizethedirectorsofGraniteGPtofixthe auditor’s remuneration. Signature(s) Date Authorized Signature(s) – This section must be completed for your instructions to be executed. I/Weauthorizeyoutoactinaccordancewithmy/ourinstructionssetoutabove.I/Wehereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are MM / DD / YY indicated above, this Proxy will be voted as recommended by Management. Interim Financial Statements – Mark this box if you Annual Report – Mark this box if you would like would like to receive interim financial statements and to receive the Annual Report and accompanying accompanying Management’s Discussion and Analysis Management’s Discussion and Analysis by mail. by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. MDTQ 278059 AR1 01I7UG